UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9753

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Georgia Gulf Corporation Savings and Capital Growth Plan

(referred to herein as the “Plan”)

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgia Gulf Corporation

Suite 460
115 Perimeter Center Place
Atlanta, Georgia 30346
(770) 395-4500

Georgia Gulf Corporation Savings and Capital Growth Plan

Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

GEORGIA GULF CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

NOTE:     All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Georgia Gulf Corporation
Savings and Capital Growth Plan:

We have audited the accompanying statements of net assets available for benefits of Georgia Gulf Corporation Savings and Capital Growth Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, GA
June 30, 2008

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Company Contribution Receivable	$2,158,786	$59,593
Participant Contributions Receivable	—	158,442
Investments—At fair value:
Participant-Directed	199,185,608	207,408,406
Non-Participant-Directed	21,025,505	20,770,814
Total Investments	220,211,113	228,179,220

Total Assets	222,369,899	228,397,255

LIABILITIES
Excess Contributions Payable	—	(26,333)

Net Assets Available For Benefits At Fair Value	$222,369,899	$228,370,922

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	404,072	1,311,628

Net Assets Available for Benefits	$222,773,971	$229,682,550

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS:
Investment income:
Interest and dividends	$13,519,042
Net depreciation in fair value of investments	(8,972,098)

Total investment income	4,546,944

Contributions:
Participants	6,162,405
Company	4,456,622
Rollovers	37,096

Total contributions	10,656,123

Total additions	15,203,067

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(21,949,148)
Transaction fees	(162,498)

Total deductions	(22,111,646)

NET DECREASE IN NET ASSETS	(6,908,579)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	229,682,550

End of year	$222,773,971

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.                                      PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation Savings and Capital Growth Plan (the “Plan”) provides only general information. Participants should refer to the official Plan document for complete information.

General —The Plan was established January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. (“Chemicals”) by Georgia Gulf Corporation (the “Company” or “Plan Administrator”) from Georgia-Pacific Corporation. The Plan is a defined contribution plan managed by Merrill Lynch (the “Trustee”) and covers substantially all salaried employees of the Company, excluding employees of the Company’s Royal Group, Inc. subsidiary and employees covered by bargained agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan includes an employee stock ownership plan (“ESOP”) component. As a result, there is an additional component for those portions of participant accounts that are invested in the Company’s common stock fund. Those Company common stock fund accounts consist of two components, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for tax purposes.

The Plan is divided into two accounts, each containing specific benefits, vesting, and limitations, as defined by the Plan:

Capital Growth Account —All full-time salaried employees of the Company, excluding employees of the Company’s Royal Group, Inc. subsidiary and employees covered by bargained agreements are eligible to participate in the Capital Growth Account on the January 1 following his/her hire date. The Company contributes, on an annual basis, 3% of participants’ annual compensation, as defined by the Plan. These contributions are limited to current and accumulated earnings and profits in accordance with Internal Revenue Service (“IRS”) regulations and are vested immediately. This contribution is made for all participants who are employed on the last day of the plan year, whether or not they elect to contribute a portion of their compensation into the Savings Account of the Plan through December 31, 2007. All contributions are participant-directed. Participants may change their investment elections at any time.

Participants whose termination is due to disability or death or whose termination occurs after reaching age 55 with ten or more years of service will be entitled to a contribution for the year of termination.  At December 31, 2007, the Plan had $2,158,786 in contributions receivable from the Company.  There was no capital growth contribution receivable at December 31, 2006.  The amount is recognized as a Company Contribution Receivable in the December 31, 2007 Statement of Net Assets Available for Benefits.

Savings Account — All full-time salaried employees of the Company, excluding employees of the Company’s Royal Group, Inc. subsidiary and employees covered by bargained agreements, may elect to participate in the savings account as of the first of the month following the completion of 60 days of service.  Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 100% of their eligible compensation, as defined by the Plan and subject to Internal Revenue Code (“IRC”) limitations. Participants may elect to change their contribution percentage on a monthly basis. The Company matches 50% of the participants’ pretax contributions up to a maximum of 4% of their annual compensation.

Company contributions are to a maximum of 4% of their annual compensation. Company contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations and vest at a rate of 10% per year for the first two years of service and 20% per year for the third, fourth, fifth and sixth years of service or vest immediately if a participant leaves the Company due to death, disability, or attainment of age 60 or later (as long as the participant is still an active employee). Eligible employees, who will attain at least age 50 before the close of the plan year, may elect to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

Contributions to the savings account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

Prior Plan Account —Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings.  Upon the Company’s acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested and represent non-participant directed accounts.  Once the participant is 55 years of age with 10 years of service, or 65 years of age, he/she may elect to transfer his/her balance to participant directed funds.

When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s Salaried Employees Retirement Plan.

Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

Investment Funds —Assets held in the Plan as of December 31, 2007 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.	Vanguard Wellington Fund — Admiral Class

b.	Harbor Capital Appreciation Fund — Class I

c.	INVESCO Stable Value Trust

d.	Dodge & Cox Stock Fund

e.	American Funds Europacific Growth Fund — Class A

f.	Georgia Gulf 401(k) Common Stock Fund

g.	Georgia Gulf Employee Stock Ownership Fund

h.	Vanguard Institutional Index Fund

i.	Lord Abbett Small Capital Value Fund — Class I

j.	Roxbury Small Capital Growth Fund — Institutional Class

k.	T Rowe Price Retirement Income Fund

l.	T Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, and 2045 Funds — Retail Class

Benefits/Distributions —Upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  The participant may also elect to rollover his/her account into an Individual Retirement Account (IRA) or another company’s retirement plan, or leave it in the Company plan as long as the value of the account exceeds $1,000.  If the participant’s balance is less than $1,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment.  Participants may make withdrawals from his/her elective contribution account balance after reaching age 59-½ and must begin receiving distributions at age 70-½.

Participant Loans —Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved, and ranged from 5.0% to 9.25% at December 31, 2007 and December 31, 2006. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan.  Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

Participant Accounts —Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of company contributions and investment earnings (losses) thereon and investment manager expenses. Allocations of income (loss) and investment manager expenses are based on participant account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account.

Forfeitures —Forfeitures are used to reduce future Company contributions.  During 2007 and 2006, no forfeitures were used to reduce the Company contributions.  There were $240,969 and $192,966 of unallocated forfeitures at December 31, 2007 and 2006, respectively.

Administrative Expenses —Administrative expenses, including trustee fees, are borne by the Company.  Transaction fees for investment trades are borne by the Plan.

Plan Termination —Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.  In the event the Plan terminates, participants become 100% vested in all Company contributions regardless of length of service.  In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties —The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including, common trust funds, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.  The Georgia Gulf Corporation Employee Stock Ownership Fund, which had a fair value of $8,306,537 at December 31, 2007, has a fair value of $3,788,063 at June 27, 2008.

Valuation of Investments —Investments in mutual funds and common stock are stated at fair value based on quoted market price.  Investments in common trust funds are stated at fair value as determined by the issuer of the common trust fund based on the fair value of the underlying investments.  Common trust funds with the underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are stated at outstanding balance, which approximates fair value.  The Invesco Stable Value Trust Fund is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrapper contracts). Participants may ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Investment Transactions —Purchases and sales of investments are recorded on their trade dates.

Income Recognition — Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Excess Contribution Refundable — The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits.

Adoption of New Accounting Guidance— In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement also affects other accounting pronouncements that require or permit fair value measurements. The effective date for all other fair value measurements is for fiscal years beginning January 1, 2008. We are currently evaluating the impact the adoption of SFAS No. 157 would have on the Plan financial statements.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present the fair value of investments as well as the adjustment of the common collective trust fund, which holds investments in fully benefit-responsive investment contracts, from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the adoption of the FSP.

3.                                      INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006:

	2007		2006
	Shares/Units	Fair Value	Shares/Units	Fair Value

INVESCO Stable Value Fund—participant-directed	53,729,405	$53,355,479	57,435,658	$56,209,352
INVESCO Stable Value Fund—nonparticipant-directed	4,331,685	4,301,539	3,996,165	3,910,843
Total INVESCO Stable Value Fund	58,061,090	57,657,018	61,431,823	60,120,195

American Funds Europacific Growth Fund—participant-directed	487,176	24,782,621	454,741	21,172,750
American Funds Europacific Growth Fund—nonparticipant-directed	85,336	4,341,030	92,460	4,304,953
Total American Funds Europacific Growth Fund	572,512	29,123,651	547,201	25,477,703

Dodge & Cox Stock Fund—participant-directed	235,380	32,543,699	254,247	39,016,750
Dodge & Cox Stock Fund—nonparticipant-directed	36,668	5,079,097	34,371	5,279,418
Total Dodge & Cox Stock Fund	272,048	37,622,796	288,618	44,296,168

Vanguard S&P 500 Index Fund	147,364	19,767,465	159,906	20,722,249

Vanguard Wellington Fund — Admiral Shares	335,015	18,874,757	327,219	18,330,833

Roxbury Small Capital Growth Fund—participant-directed	—	—	647,730	12,280,957
Roxbury Small Capital Growth Fund—nonparticipant-directed	—	—	56,117	1,063,977
Total Roxbury Small Capital Growth	—	—	703,847	13,344,934

Harbor Capital Appreciation Fund — Institutional Class—participant-directed	373,498	13,935,202	402,601	13,426,751
Harbor Capital Appreciation Fund — Institutional Class—nonparticipant-directed	142,509	5,317,028	154,760	5,161,242
Total Harbor Capital Appreciation Fund	516,007	19,252,230	557,361	18,587,993

Lord Abbett Small Capital Value Fund — participant-directed	342,467	10,075,388	—	—
Lord Abbett Small Capital Value Fund — nonparticipant-directed	34,807	1,024,016	—	—
Total Lord Abbett Small Capital Value Fund	377,274	11,099,404	—	—

Georgia Gulf Employee Stock Ownership Fund	—	—	610,255	11,784,030

The following table summarizes the net appreciation (depreciation) in the fair value of investments for the year ended December 31, 2007:

Georgia Gulf Corporation Common Stock Fund and Employee Stock Ownership Fund	$(9,819,191)
Mutual funds	847,093

Net depreciation in fair value of investments	$(8,972,098)

4.                                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated July 26, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                                      NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2007 and 2006 and for the year ended December 31, 2007 are as follows:

	2007	2006
Investments at fair value:
Harbor Capital Appreciation Fund — Institutional Class	$5,317,028	$5,161,242
Dodge & Cox Stock Fund	5,079,097	5,279,418
American Funds Europacific Growth Fund	4,341,030	4,304,953
INVESCO Stable Value Fund	4,301,539	3,910,843
Lord Abbett Small Capital Value Fund	1,024,016	1,050,381
Roxbury Small Capital Growth Fund	962,795	1,063,977
Total investments	$21,025,505	$20,770,814
Changes in net assets:
Net appreciation in fair value of investments	$1,703,556
Funds transferred to participant directed accounts	(89,790)
Distributions to participants or beneficiaries	(1,359,075)
	$254,691

6.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	2007	2006
Net assets available for benefits per the financial statements	$222,773,971	$229,682,550
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(404,072)	(1,311,628)
Net assets available for benefits per the Form 5500	$222,369,899	$228,370,922

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2007.

2007
Total additions per the financial statements	$15,203,067
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,311,628
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(404,072)

Total income per the Form 5500	$16,110,623

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to total income per the Form 5500 for the year ended December 31, 2007.

2007
Net decrease in net assets available for benefits per the financial statements	$(6,908,579)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,311,628
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(404,072)

Total income per the Form 5500	$(6,001,023)

7.                                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common trust funds managed by the Trustee. These transactions qualify as party-in-interest transactions. At December 31, 2007 and 2006, the Plan held nil and 16 shares, respectively, of common stock of Georgia Gulf Corporation, the sponsoring employer, with a cost basis of nil and $1,382, respectively. In addition, at December 31, 2007 and 2006, the Plan held 1,251,564 and 610,225 shares, respectively, of investments in the Company’s Employee Stock Ownership Fund. At December 31, 2007 and 2006, the cost basis of this investment was $16,700,940 and $13,152,532, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of $36,068 from the Georgia Gulf Corporation Common Stock Fund and dividend income of $179,118 from the Georgia Gulf Corporation Employee Stock Ownership Plan Fund.

8.                                      SUBSEQUENT EVENTS

Effective January 1, 2008, the Company match in the Plan changed to 100% of the first 3% and 50% of the next 2% of the participant’s pretax contributions and vesting for the Company match becomes immediate for prospective Company contributions.  The Capital Growth Account was discontinued effective January 1, 2008.  Additionally, effective January 1, 2008, the Plan was amended to expand participation to include all full-time US salaried employees of the Company, excluding employees covered by bargained agreements and Canada based employees of the Company’s Royal Group, Inc. subsidiary.

On January 1, 2008, the Plan was renamed the Georgia Gulf Corporation 401(k) Retirement Savings Plan.  Additionally, the Royal Plastics Group Limited 401(k) Savings Plan and the Georgia Gulf Hourly Employees Retirement Savings Plan were merged into the Plan effective March 3, 2008.  As a result, $30,470,432 of total net assets were merged into the Plan.

******

SUPPLEMENTAL SCHEDULE
(See Report of Independent Registered Public Accounting Firm)

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a)	(b)	(c)	(d)		(e)
		Description of Investment, Including
	Identity of Issue, Borrower	Maturity Date, Rate of Interest,			Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

*	INVESCO NATIONAL TRUST COMPANY	Collective trust—INVESCO Stable Value Fund (participant-directed), 53,729,405 units		**	$53,355,479
		Collective trust—INVESCO Stable Value Fund (nonparticipant-directed), 4,331,685 units	4,331,685		4,301,539
		Mutual funds:
	LORD ABBETT FUNDS	Lord Abbett Small Capital Value Fund (participant-directed), 342,467 shares		**	10,075,388
		Lord Abbett Small Capital Value Fund (nonparticipant-directed), 34,807 shares	715,159		1,024,016
	AMERICAN FUNDS	American Funds Europacific Growth Fund (participant-directed), 487,176 shares		**	24,782,621
		American Funds Europacific Growth Fund (nonparticipant-directed), 85,336 shares	2,425,104		4,341,030
	DODGE & COX FUND	Dodge & Cox Stock Fund (participant-directed), 235,380 shares		**	32,543,699
		Dodge & Cox Stock Fund (nonparticipant-directed), 36,668 shares	3,258,464		5,079,097
	THE VANGUARD GROUP	Vanguard S&P 500 Index Fund, 147,364 shares		**	19,767,465
		Vanguard Wellington Fund — Admiral Shares, 335,015 shares		**	18,874,757
	HARBOR FUNDS	Harbor Capital Appreciation Fund-Institutional Class (participant-directed), 373,498 shares		**	13,935,202
		Harbor Capital Appreciation Fund-Institutional Class (nonparticipant-directed), 142,509 shares	3,428,034		5,317,028
	ROXBURY FUNDS	Roxbury Small Capital Growth Fund (participant-directed), 612,097 shares		**	9,744,582
		Roxbury Small Capital Growth Fund (nonparticipant-directed), 60,477 shares	721,873		962,795
	T ROWE PRICE RETIREMENT FUNDS	T Rowe Price Retirement Income, 25,416 shares		**	338,028
		T Rowe Price Retirement 2005, 13,713 shares		**	161,672
		T Rowe Price Retirement 2010, 111,579 shares		**	1,808,702
		T Rowe Price Retirement 2015, 21,779 shares		**	275,508
		T Rowe Price Retirement 2020, 13,502 shares		**	239,519

		T Rowe Price Retirement 2025, 21,843 shares	**	287,887
		T Rowe Price Retirement 2030, 5,722 shares	**	109,012
		T Rowe Price Retirement 2035, 1,918 shares	**	25,916
		T Rowe Price Retirement 2040, 8,483 shares	**	162,873
		T Rowe Price Retirement 2045, 13,172 shares	**	167,681
*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 5.0% to 9.25% and maturities through 6/13/2014)		4,223,080
*	GEORGIA GULF CORPORATION	Common stock:
		Georgia Gulf Corporation Employee Stock Ownership Fund, 1,251,564 shares	**	8,306,537

		Total assets held at year end		$220,211,113

*	Represents a party-in-interest.

**	Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Georgia Gulf Corporation Savings and Capital Growth Plan
(Name of Plan)

Georgia Gulf Corporation
(Plan Administrator)

Date: June 30, 2008	/s/ Joel I. Beerman
By: Joel I. Beerman
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm